Rosa Vieira
Senior Officer, Client Services
Telephone: 416.361.0930 ext. 227
Email: rvieira@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

April 28, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:     METALLICA RESOURCES INC.

We are pleased to confirm that copies of the following materials were mailed to registered shareholders on April 26, 2006 and to the Non-Objecting Beneficial Owners on April 28, 2006.

1. Proxy

2. Notice of Annual and Special Meeting of Shareholders and Management Information Circular

3. 2005 Annual Report

4. Annual Request Form

5. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per: